FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 26, 2004

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.....X..... Form 40-F............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.........    No......X......

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Press Announcement re: Results (Unaudited) of the Third Quarter ended August 28, 2004 dated October 26, 2004	4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC

RESULTS (UNAUDITED) OF THE THIRD QUARTER

ENDED 28 AUGUST 2004

TM Group Holdings PLC today announced results for the third quarter ended 28 August 2004.

Financial highlights (UK GAAP):

	13 weeks ended		39 weeks ended
	28.08.04	30.08.03	28.08.04	30.08.03
	£ millions
Turnover	154.0	159.9	469.9	478.3

Operating Profit	4.3	5.7	13.4	14.9

PBIT	5.5	6.5	18.0	17.1
- continuing activities	5.5	6.5	16.3	17.1

EBITDA	8.2	9.1	26.0	25.0
- continuing activities	8.2	9.1	24.3	25.0

Turnover at £154.0m was lower than prior year. Same store takings before lottery were down across the summer. Reported turnover was also affected by a lower store base for most of the quarter, and further migration of phone top up transactions to the electronic form.

Operating profit for the quarter was £1.4m lower than last year. This was principally in TM Retail where poor weather was the significant factor. Central costs were also slightly higher.

The acquisition of Dillons Stores Limited was completed on 21 August 2004, the consideration for which, on a debt and cash free basis, was £8.3m excluding stock, payable in part on completion. The quarter included turnover of £1.4m and a small operating contribution from one week’s trading.

PBIT from continuing activities at £5.5m was £1.0m lower in the quarter and is £0.8m lower for the year to date. EBITDA from continuing activities was £0.9m lower in the quarter and £0.7m lower for the year to date.

TM Retail

Turnover at £154.0m for the 13 weeks to 28 August 2004 was £5.9m lower than prior year.

Operating profit for the quarter, before group central overheads, was £1.3m lower than prior year at £5.1m.

Same store takings before lottery were 2.0% lower than last year. This measure was stronger in convenience stores at 0.4% ahead. The weighted average store base for the quarter was 1.9% lower than last year.

The underlying sales performance was characterised by poor weather over the summer trading period. Sales of minerals and ice cream were significantly lower than prior year. Confectionery, news and grocery however showed reasonable growth.

Total margins were lower than prior year overall reflecting the performance of ice cream and minerals. News and grocery continued ahead of last year.

Branch operating costs continued in aggregate to be only slightly above prior year, notwithstanding the October 2003 National Minimum Wage rise. Overheads were slightly higher than prior year in the quarter.

The number of trading stores at the end of the quarter was 1,340 after a net increase of 163 during the quarter. Of the closing base, 306 were classified Convenience stores, 121 Variety stores and 913 Newsagents.

Group overheads and financing costs

Central costs for the quarter at £0.8m were £0.1m higher than prior year due to additional advisory costs incurred.

Net interest payable at £4.1m for the quarter was £0.2m lower than prior year.

Sterling weakened to £1 = $1.7952 at the quarter end, giving an unrealised exchange loss for the quarter of £1.7m, net of the revaluation of the Company’s currency hedges. The year to date position is a gain of £3.4m.

Cash flow

Cash inflow from operating activities in the quarter was £4.4m compared to an inflow of £6.6m in the same quarter last year.

Net CAPEX for the quarter was £3.0m, inclusive of business purchases.

At the quarter end, cash and bank balances stood at £14.7m. There were no drawings under the company’s working capital facilities at the end of the quarter

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(unaudited)

	13 weeks ended		39 weeks ended
	28.08.04	30.08.03	28.08.04	30.08.03
	(£ thousands)
Sales:
TM Retail - Ongoing	152,562	159,855	468,510	478,264
- Acquisition	1,404	—	1,404	—

	153,966	159,855	469,914	478,264

Operating costs:
TM Retail - Ongoing	(147,529)	(153,460)	(452,816)	(461,404)
- Acquisition	(1,356)	—	(1,356)	—
Central	(761)	(656)	(2,384)	(1,985)

	(149,646)	(154,116)	(456,556)	(463,389)

Operating profit:
TM Retail - Ongoing	5,033	6,395	15,694	16,860
- Acquisition	48	—	48	—
Central	(761)	(656)	(2,384)	(1,985)

	4,320	5,739	13,358	14,875

VAT recovery on discontinued business	—	—	1,697	—

Profit on asset disposals:
TM Retail	1,221	761	2,898	2,241
Central	—	—	—	3

	1,221	761	2,898	2,244

Profit/(loss) before interest and taxation:
TM Retail	6,302	7,156	18,640	19,101
Central	(761)	(656)	(2,384)	(1,982)
Discontinued business	—	—	1,697	—

	5,541	6,500	17,953	17,119

Net interest payable	(4,084)	(4,333)	(11,396)	(12,898)
Exchange movement on re-translation of Senior Notes and Currency Hedge	(1,650)	(3,856)	3,379	(1,468)

Net interest payable and similar charges	(5,734)	(8,189)	(8,017)	(14,366)

(Loss)/profit before taxation	(193)	(1,689)	9,936	2,753
Taxation	(150)	988	(3,606)	(751)

(Loss)/profit after taxation	(343)	(701)	6,330	2,002

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

(unaudited)

	28.08.04	29.11.03
	(£ thousands)
Fixed assets
Tangible fixed assets	47,437	47,728
Intangible fixed assets	15,226	7,533

	62,663	55,261

Current assets
Inventories	33,617	34,115
Debtors	28,526	27,844
Other current asset	528	177
Cash at bank and in hand	14,717	25,625

	77,388	87,761

Creditors: amounts falling due within one year
Trade creditors	(49,571)	(68,091)
Other liabilities	(29,644)	(17,026)

	(79,215)	(85,117)

Net current assets	(1,827)	2,644

Total assets less current liabilities	60,836	57,905

Creditors: amounts falling due after more than one year
Senior and senior subordinated notes	(132,554)	(136,240)
Other	(657)	(697)

	(133,211)	(136,937)

Provisions for liabilities and charges	(2,486)	(2,159)

Net liabilities	(74,861)	(81,191)

Capital and reserves
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(35,708)	(42,038)
Other reserve	(59,892)	(59,892)

	(74,861)	(81,191)

The dollar liability under the Senior Notes has been translated at $1.7952 being a representative US dollar/UK sterling exchange rate on 28 August 2004.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	13 weeks ended		39 weeks ended
	28.08.04	30.08.03	28.08.04	30.08.03
	(£ thousands)
Net cash inflow from operating activities	4,410	6,572	3,027	724

Returns on investments and servicing of finance
Net interest received/(paid)	522	—	(7,131)	(8,234)

Tax paid	(260)	561	(1,130)	561

Capital expenditure and financial investment

Payments to acquire tangible fixed assets	(2,966)	(3,561)	(7,702)	(8,256)
Receipts from sale of tangible fixed assets	1,913	905	4,723	3,526

	(1,053)	(2,656)	(2,979)	(4,730)

Acquisitions and disposals
Purchase of businesses	(12,791)	(235)	(13,743)	(856)
Cash acquired with business	10,798	—	10,798	—
Sale of businesses	—	—	1,250	1,250

	(1,993)	(235)	(1,695)	394

Management of liquid resources
(Increase)/decrease in short-term deposits	(88)	(7,131)	6,832	5,694

Net cash inflow/(outflow) before financing	1,538	(2,889)	(3,076)	(5,591)

Financing

Movement in short-term debt	—	(760)	—	—
Purchase of hedging instruments	(500)	—	(1,000)	(952)

	(500)	(760)	(1,000)	(952)

Increase/(decrease) in cash (excluding short-term deposits)	1,038	(3,649)	(4,076)	(6,543)

The reconciliation of operating profit to net cash flow from operating activities is as follows:

	13 weeks ended		39 weeks ended
	28.08.04	30.08.03	28.08.04	30.08.03
	(£ thousands)
Operating profit	4,320	5,739	13,358	14,875
VAT recovery on discontinued business	—	—	1,697	—
Depreciation and amortisation charges	2,671	2,645	8,038	7,864
Movement in provisions	(175)	207	(329)	(71)
Decrease in inventories	3,622	2,317	5,030	5,249
Increase in debtors	(2,594)	(1,697)	(548)	(2,305)
Decrease in creditors	(3,434)	(2,639)	(24,219)	(24,888)

Net cash inflow from operating activities	4,410	6,572	3,027	724

Contact:	Jonathan Miller
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 372916

e-mail: tmgh@tmgh.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2004	TM GROUP HOLDINGS PLC

	By:	/s/ JONATHAN MILLER
Jonathan Miller
Finance Director